FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Panthera Exploration Inc.  (the "Issuer")

#709 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

Phone:  (604) 687-1828

2.

Date of Material Change

December 18, 2009

3.

Press Release

The press release was released on December 18, 2009 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.

Summary of Material Change(s)

The following is summary of the nature and substance of the material changes:

The Issuer has appointed Mr. Bruce Winfield as President, CEO and to the Board of Directors effective December 18, 2009.  The Issuer has also accepted the resignation of Mr. Nikolaos Cacos from the position of President, CEO and Director, who will remain involved with the Issuer in a consulting capacity.

5.

Full Description of Material Change

The Issuer announced that it has appointed Mr. Bruce Winfield as President, CEO and to the Board of Directors effective December 18, 2009.   Mr. Winfield has over 35 years experience in the mining industry and holds a MSc in geology from the University of Western Ontario . He has h e ld positions of increasing responsibility in both the senior and junior mining company sectors. Mr. Winfield has played active roles in the exploration and development of five precious metal mines in Central and South America with companies such as Greenstone Resources, Eldorado Gold, Altoro Gold and Portal Resources. “ With a focus on Latin America since 1987, Mr. Winfield’s experience, extensive network of contacts, and fluency in Spanish makes him ideally suited to lead Panthera” stated Mr. David Terry, Director.

The Company has also accepted the resignation of Mr. Nikolaos Cacos from the position of President, CEO and Director. Panthera looks forward to Mr. Cacos’ continued involvement in a consulting capacity.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

Mike Clark, Chief Financial Officer

Phone: (604) 687-1828

9.

Date of Report

December 18, 2009.